Exhibit 3.1(a)

AMENDMENT NO. 1

TO

AMENDED AND RESTATED BYLAWS

OF

SPARK NETWORKS, INC.

The undersigned Secretary of Spark Networks, Inc. (the “Company”), hereby certifies that the Bylaws of the Company, amended and restated as of June 7, 2010, were further amended by the board of directors by resolutions dated August 10, 2011, as follows:

Section 3.4, Article III of the Bylaws of Spark Networks, Inc. shall be stricken in its entirety and replaced with the following:

“Except as provided in Section 3.6 hereof, a nominee for director shall be elected to the Board if a majority of the votes cast are in favor of such nominee’s election; provided, however, that, if the number of nominees for director exceeds the number of directors to be elected, directors shall be elected by a plurality of the votes of the shares represented in person or by proxy at any meeting of stockholders held to elect directors and entitled to vote on such election of directors. The election of directors is subject to any provision contained in the Certificate of Incorporation relating thereto, including any provision regarding the rights of holders of preferred stock to elect directors.”

/s/ Joshua A. Kreinberg
Joshua A. Kreinberg
Secretary
Date: August 10, 2011